SE 18005479 N

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ANNUAL AUDITED REPORT
FORM X-17A-5
~~PART III~~

SEC FILE NUMBER
8-51295

Securities and Exchange

MAR 1 - 2018

RECEIVED

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

OFFICIAL USE ONLY
FIRM ID. NO.

CSS, LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

175 West Jackson Boulevard, Suite 440
(No. and Street)

Chicago	**Illinois**	**60604**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John R. Gordon III **(312) 542-8534**
(Area Code – Telephone No)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ryan & Juraska, LLP, Certified Public Accountants
(Name – if individual, state last, first, middle name)

141 West Jackson Boulevard, Suite 2250	**Chicago**	**Illinois**	**60604**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
[x] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

RMS

DM

OATH OR AFFIRMATION

I, **John R. Gordon III**, swear (or affirm) that, to the best of my knowledge and belief, the accompanying statement of financial condition and supporting schedules pertaining to the firm of **CSS, LLC** as of **December 31, 2017** are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

The Company did not handle any customer cash or securities during the year ended December 31, 2017 and does not have any customer accounts.

Signature

Chief Financial Officer

Title

Subscribed and sworn to before me this

27 day of February, 2018

"OFFICIAL SEAL"
PHILIP C RYAN
Notary Public, State of Illinois
My Commission Expires 8/20/2020

Notary Public

This report** contains (check all applicable boxes)

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Cash Flows.
- [ ] (e) Statement of Changes in Members' Equity
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of General Creditors.
- [x] (g) Computation of Net Capital for Brokers and Dealers pursuant to Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements for Brokers and Dealers Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) A copy of the Exemption Report.
- [ ] (p) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures Accounts Pursuant to CFTC Rule 1.11(d)2(iv).

****For conditions of confidential treatment of certain portions of this filing, see Section 240.17a-5(e)(3).**

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CSS, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of CSS, LLC (the Company) as of December 31, 2017, and the related notes and supplemental schedules (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of CSS, LLC as of December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of CSS, LLC's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to CSS, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We have served as CSS, LLC's auditor since 2002.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Supplemental Schedules (the "supplemental information") have been subjected to audit procedures performed in conjunction with the audit of CSS, LLC's financial statement. The supplemental information is the responsibility of CSS, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statement or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Schedules are fairly stated, in all material respects, in relation to the financial statement as a whole.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2018

CSS, LLC

Statement of Financial Condition

December 31, 2017

Assets

Cash	$	377,621
Receivables from brokers and dealers		260,329,704
Securities owned, at fair value		2,205,319,639
Securities owned, not readily marketable, at fair value		29,911,050
Deposits with clearing organizations		22,400
Furniture and equipment (less accumulated depreciation of $875,557)		282,471
Other assets		98,015
	$	2,496,340,900

Liabilities and Members' Equity

Liabilities		
Securities sold, not yet purchased, at fair value	$	2,035,544,971
Payables to brokers and dealers		623,006
Accounts payable and accrued expenses		4,027,936
		2,040,195,913
Members' equity		456,144,987
	$	2,496,340,900

See accompanying notes.

1. Organization and Business

CSS, LLC (the "Company"), an Illinois limited liability company, was organized on July 8, 1998. The Company is a self-clearing broker-dealer registered with the Securities and Exchange Commission and is a member of the Chicago Board Options Exchange, and the Depository Trust & Clearing Corporation. The Company engages primarily in the proprietary trading of equity and fixed income securities, equity and index options contracts and other derivative equity instruments.

2. Summary of Significant Accounting Policies

Revenue Recognition and Securities Valuation
Securities transactions and related commission expenses are recorded on a trade date basis and, accordingly, gains and losses are recorded on unsettled transactions. Futures transactions and resulting gains and losses are recorded on a trade date basis, and, accordingly, gains and losses are recorded on open futures contracts.

Securities owned and securities sold, not yet purchased are recorded in the statement of financial condition at fair value in accordance with Accounting Standards Codification (ASC) 820 - Fair Value Measurement and Disclosures (see Note 8).

Realized and unrealized gains or losses from securities and futures trading are included in trading gains in the statement of operations.

Use of Estimates
The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles ("U.S. GAAP") requires management to make estimates and assumptions that affect the amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes
No provision has been made for federal income taxes, as the taxable income of the Company is included in the respective income tax returns of its members.

In accordance with U.S. GAAP, the Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority, based on the technical merits of the position. Generally, the Company is no longer subject to income tax examinations by major taxing authorities for the years before 2014. Based on its analysis, there were no tax positions identified by management which did not meet the "more likely than not" standard as of and for the year ended December 31, 2017.

Depreciation
Furniture and equipment are being depreciated over their useful lives using an accelerated method.

2. Summary of Significant Accounting Policies, continued

Translation of Foreign Currencies
Assets and liabilities denominated in foreign currencies are translated to U.S. dollars at year-end exchange rates, while revenue and expenses are translated to U.S. dollars at prevailing rates during the year. Net gains or losses resulting from foreign currency translations are included in trading gains in the accompanying consolidated statement of operations.

3. Employee Benefit Plan

The Company has established a 401(k) plan for qualified employees. The Company may elect to match employees' contributions and make further discretionary contributions to the plan, subject to certain limitations as set forth in the plan agreement.

4. Lease Commitment

The Company conducts its operations in leased office facilities and annual rentals are charged to current operations. The lease is subject to an escalation clause based on the operating expenses of the lessor.

5. Financial Instruments with Off-Balance Sheet Risk

In the normal course of business the Company enters into transactions in derivative financial instruments and other financial instruments with off-balance sheet risk that include exchange-traded futures and futures options contracts, equity and index options and short stocks. All derivative instruments are held for trading purposes. All positions are reported in the accompanying consolidated statement of financial condition at fair value and gains and losses from derivative financial instruments are included in trading gains in the consolidated statement of operations.

Options grant the purchaser, for the payment of a premium, the right to either purchase from or sell to the writer a specified instrument under agreed terms. As a writer of options, the Company receives a premium in exchange for bearing the risk of unfavorable changes in the price of the financial instruments underlying the options.

Futures contracts provide for the delayed delivery/receipt of securities or money market instruments with the seller/buyer agreeing to make/take delivery at a specified date, at a specified price.

Securities sold, not yet purchased, represent obligations of the Company to deliver specified securities and thereby create a liability to repurchase the securities in the market at prevailing prices. These transactions may result in off-balance sheet risk as the Company's ultimate obligation to satisfy its obligation for securities sold, not yet purchased may exceed the amount recognized in the consolidated statement of financial condition.

5. Financial Instruments with Off-Balance Sheet Risk, continued

Risk arises from the potential inability of counterparties to perform under the terms of the contracts (credit risk) and from changes in the values of the underlying financial instruments (market risk). The Company is subject to credit risk to the extent any broker with which it conducts business is unable to fulfill contractual obligations on its behalf. The Company attempts to minimize its exposure to credit risk by monitoring brokers with which it conducts investment activities. In management's opinion, market risk is substantially diminished when all financial instruments are aggregated.

6. Concentrations of Credit Risk

At December 31, 2017, significant credit concentrations approximately consisted of: $131 million with ABN AMRO Clearing Chicago, $147 million with J.P. Morgan Clearing Corp., $103 million with Credit Suisse AG, and $76 million Goldman Sachs & Co. Management does not consider any credit risk associated with these net receivables to be significant.

7. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15(c)3-1). Under this rule, the Company is required to maintain "net capital" equal to 6 ⅔ % of "aggregate indebtedness", as defined.

At December 31, 2017, the Company had net capital and net capital requirements of $175,726,535 and $268,529, respectively.

8. Fair Value Disclosure

ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by ASC 820, are used to measure fair value.

8. Fair Value Disclosure, continued

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

- Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.
- Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.
- Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2017:

	Level 1	Level 2	Level 3	Total
Assets (Securities owned)				
Corporate equities	$ 1,056,410,542	$ 4,453,245	$ 8,013,959	$ 1,068,877,746
Equity and index options	346,815,824	239,138	55,524	347,110,486
Corporate convertible debt	796,798,916	-	209,948	797,008,864
Corporate debt	22,085,435	124,958	23,200	22,233,593
Total	$ 2,222,110,717	$ 4,817,341	$ 8,302,631	$ 2,235,230,689
Liabilities(Securities sold, not yet purchased)				
Corporate equities	$ 1,502,815,713	$ -	$ -	$ 1,502,815,713
Equity and index options	498,574,072	-	-	498,574,072
Corporate convertible debt	24,084,850	13,900	-	24,084,850
Corporate debt	10,056,436	-	-	10,070,336
Total	$ 2,035,531,071	$ 13,900	$ -	$ 2,035,544,971

Within the Level 1, 2, and 3 assets, there are Securities owned, not readily marketable, due to sale restrictions with a fair value of $29,911,050.

9. Clearing Agreements

The Company has Joint Back Office ("JBO") clearing agreement with ABN AMRO Clearing Chicago LLC ("ABN"). The agreement allows JBO participants to receive favorable margin treatment as compared to the full customer margin requirements of Regulation T. As part of this agreement, the Company has invested $10,000 in the preferred interest of ABN. The Company's investment in ABN is reflected in other assets in the statement of financial condition. Under the rules of the Chicago Board Options Exchange, the agreements require that the Company maintain a minimum net liquidating equity of $1 million with ABN, exclusive of the preferred interest and preferred stock investments.

10. Contingency

In the normal course of business, the Company is subject to legal actions that involve claims for monetary relief. The Company's legal counsel has indicated that it cannot evaluate the likelihood of an unfavorable outcome or estimate the amount or range of potential loss. In the opinion of management, based on consultation with legal counsel, these actions will not result in any material or adverse effect on the financial position of the Company.

12. Guarantees

Accounting Standards Codification Topic 460 ("ASC 460"), Guarantees, requires the Company to disclose information about its obligations under certain guarantee arrangements. ASC 460 defines guarantees as contracts and indemnification agreements that contingently require a guarantor to make payments to the guaranteed party based on changes in an underlying (such as an interest or foreign exchange rate, security or commodity price, an index or the occurrence or nonoccurrence of a specified event) related to an asset, liability or equity security of a guaranteed party.

This guidance also defines guarantees as contracts that contingently require the guarantor to make payments to the guaranteed party based on another entity's failure to perform under an agreement, as well as indirect guarantees of the indebtedness of others.

Certain derivatives contracts that the Company has entered into meet the accounting definition of a guarantee under ASC 460. Derivatives that meet the ASC 460 definition of guarantees include futures contracts and written options. The maximum potential payout for these derivatives contracts cannot be estimated as increases in interest rates, foreign exchange rates, securities prices, commodities prices and indices in the future could possibly be unlimited.

12. Guarantees, continued

The Company records all derivative contracts at fair value. For this reason, the Company does not monitor its risk exposure to derivatives contracts based on derivative notional amounts; rather the Company manages its risk exposure on a fair value basis. The Company believes that the notional amounts of the derivative contracts generally overstate its exposure. Aggregate market risk limits have been established, and market risk measures are routinely monitored against these limits. The Company believes that market risk is substantially diminished when all financial instruments are aggregated.

13. Subsequent Events

The Company's management has evaluated events and transactions through February 28, 2018 the date the financial statements were issued, noting no material events requiring disclosure in the Company's financial statements.

SUPPLEMENTAL SCHEDULES

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2017**

COMPUTATION OF NET CAPITAL

1.	Total ownership (from Statement of Financial Condition- Item 1800)				$ 456,144,987	[3480]
2.	Deduct: Ownership equity not allowable for net capital				-	[3490]
3.	Total ownership equity qualified for net capital				$ 456,144,987	[3500]
4.	Add:					
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital				$ -	[3520]
	B. Other (deductions) or allowable credits				-	[3525]
5.	Total capital and allowable subordinated liabilities				$ 456,144,987	[3530]
6.	Deductions and/or charges:					
	A. Total non-allowable assets from Statement of Financial Condition (Note B and C) (See detail below)		$ 32,626,682	[3540]		
	1. Additional charges for customers' and non-customers' security accounts		-	[3550]		
	2. Additional charges for customers' and non-customers' commodity accounts		-	[3560]		
	B. Aged fail-to-deliver		-	[3570]		
	1. Number of items	- [3450]				
	C. Aged short security differences- less reserved of	- [3460]	-	[3580]		
	2. Number of items	- [3470]				
	D. Secured demand note deficiency		-	[3590]		
	E. Commodity futures contract and spot commodities proprietary capital charges		2,549,738	[3600]		
	F. Other deductions and/or charges		-	[3610]		
	G. Deductions for accounts carried under Rule 15c3-1(a)(6), (a)(7)and (c)(2)(x)		-	[3615]		
	H. Total deduction and/or charges				$ (35,176,420)	[3620]
7.	Other additions and/or allowable credits (List)				-	[3630]
8.	Net Capital before haircuts on securities positions				$ 420,968,567	[3640]
9.	Haircuts on securities (computed, where applicable pursuant to 15c3-1(f)):					
	A. Contractual securities commitments		$ -	[3660]		
	B. Subordinated securities borrowings		-	[3670]		
	C. Trading and Investment securities					
	1. Bankers' acceptances, certificates of deposit, and commercial paper		-	[3680]		
	2. U.S. and Canadian government obligations		-	[3690]		
	3. State and municipal government obligations		-	[3700]		
	4. Corporate obligations		55,670,659	[3710]		
	5. Stocks and warrants		142,436,055	[3720]		
	6. Options		23,435,004	[3730]		
	7. Arbitrage		-	[3732]		
	8. Other securities		-	[3734]		
	D. Undue concentration		10,835,945	[3650]		
	E. Other (Foreign currency)		12,864,369	[3736]	$ (245,242,032)	[3740]
10.	Net Capital				$ 175,726,535	[3750]

OMIT PENNIES

Non-Allowable Assets (line 6.A):

Securities owned, not readily marketable, at fair value	$ 29,911,050
Receivables from brokers and dealers, dividends	2,335,146
Fixed assets, net	282,471
Other assets	98,015
	$ 32,626,682

Note: There are no material differences between the audited computation of net capital and that per the Company's FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2017**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)			$ 268,529	[3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)			$ 100,000	[3758]
13.	Net capital requirement (greater of line 11 or 12)			$ 268,529	[3760]
14.	Excess net capital (line 10 less 13)			$ 175,458,006	[3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)			$ 175,323,741	[3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition			$ 4,027,936	[3790]
17.	Add:				
	A. Drafts for immediate credit	-	[3800]		
	B. Market value of securities borrowed for which no equivalent value is paid or credited	-	[3810]		
	C. Other unrecorded amounts (List)	-	[3820]	-	[3830]
18.	Deduct: Adjustment based on deposits in Special Reserve Bank Accounts (15c3-1(c)(1)(vii))			-	[3838]
19.	Total aggregate indebtedness			$ 4,027,936	[3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 ÷ by line 10)			2.29%	[3850]
21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)			2.32%	[3860]

COMPUTATION OF ALTERNATE NET CAPITAL REQUIREMENT

Part B

22.	2% of combined aggregate debit items as shown in Formula for Reserve Requirements pursuant to Rule 15c-3-3 prepared as of the date of the net capital computation including both brokers or dealers and consolidated subsidiaries debits	-	[3870]
23.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$ -	[3880]
24.	Net capital requirement (greater of line 22 or 23)	$ -	[3760]
25.	Excess net capital (line 10 less 24)	$ -	[3910]
26.	Percentage of Net Capital to Aggregate Debits (line 10 ÷ by line 17 page 8)	-	[3851]
27.	Percentage of Net Capital, <u>after</u> anticipated capital withdrawals, to Aggregate Debits (line 10 less item 4880, page 11 ÷ by line 17 page 8)	-	[3854]
28.	Net capital in excess of: 5% of combined aggregate debit items or $300,000	$ -	[3920]

OTHER RATIOS

Part C

29.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	-	[3860]
30.	Options deductions/Net Capital ratio (1000% test) total deductions exclusive of liquidating equity under Rule 15c3-1(a)(6), (a)(7) and (c)(2)(x) ÷ Net Capital	-	[3852]

NOTES:

A. The minimum net capital requirement should be computed by adding the minimum dollar net capital requirement of the reporting broker dealer and, for each subsidiary to be consolidated, the greater of:
1. Minimum dollar net capital requirement, or
2. 6-2/3% of **aggregate** indebtedness or **2% of aggregate debits if alternative method is used.**

B. Do not deduct the value of securities borrowed under subordination agreements of secured demand notes covered by subordination agreements not in satisfactory form and the market values of memberships in exchanges contributed for use of Company (contra to item 1740) and partners securities which were included in non-allowable assets.

C. For reports filed pursuant to paragraph (d) of Rule 17a-5, respondent should provide a list of material non-allowable assets.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2017**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3

(See Rule 15c303, Exhibit A and Related Notes)

CREDIT BALANCES

1.	Free credit balances and other credit balances in customers' security accounts (see Note A, Exhibit A, Rule 15c3-3)	$ -	[4340]		
2.	Monies borrowed collateralized by securities carried for the accounts of customers (see Note B)	-	[4350]		
3.	Monies payable against customers' securities loaned (see Note C)	-	[4360]		
4.	Customers' securities failed to receive (see Note D)	-	[4370]		
5.	Credit balances in firm accounts which are attributable to principal sales to customers	-	[4380]		
6.	Market value of stock dividends, stock splits and similar distributions receivable outstanding over 30 calendar days	-	[4390]		
7.	**Market value of short security count differences 30 calendar days old	-	[4400]		
8.	**Market value of short securities and credits (not to be offset by longs or by debits) in all suspense accounts over 30 calendar days	-	[4410]		
9.	Market value of securities which are in transfer in excess of 40 calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the 40 days	-	[4420]		
10.	Other (List)	-	[4425]		
11.	TOTAL CREDITS			$ -	[4430]

DEBIT BALANCES

12.	Debit balances in customers cash and margin accounts excluding unsecured accounts and accounts doubtful of collection net of deductions pursuant to Note E, Exhibit A, Rule 15c3-3	-	[4440]		
13.	Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver	-	[4450]		
14.	Failed to deliver of customers' securities not older than 30 calendar days...	-	[4460]		
15.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in customer accounts (See Note F).	-	[4465]		
16.	Other (List)	-	[4469]		
17.	**Aggregate debit items			-	[4470]
18.	**less 3% (for alternative method only – see Rule 15c3-1 (f) (5) (i))			-	[4471]
19.	**TOTAL 15c3-3 DEBITS			-	[4472]

RESERVE COMPUTATION

20.	Excess of total debits over total credits (line 19 less line 11)	-	[4480]
21.	Excess of total credits over total debits (line 11 less line 19)	-	[4490]
22.	If computation permitted, on a monthly basis, enter 105% of excess of total credits over total debits		[4500]
23.	Amount held on deposit in "Reserve Bank Account(s)", including value of qualified securities, at end of reporting period	-	[4510]
24.	Amount of deposit (or withdrawal) including $ - [4515] value of qualified securities		[4520]
25.	New amount in Reserve Bank Account(s) after adding deposit or subtracting withdrawal including $ - [4525] value of qualified securities	-	[4530]
26.	Date of deposit (MMDDYY)	-	[4540]

FREQUENCY OF COMPUTATION

27. Daily ____ [4332] Weekly ____ [4333] Monthly X [4334]

** In the event the Net Capital Requirement is computed under the alternative method, this "Reserve Formula" shall be prepared in accordance with the requirements of paragraph (f) of Rule 15c3-1.

Note: There are no material differences between the audited computation for determination of reserve requirements and that per the Company's unaudited FOCUS report as filed.

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER:	CSS, LLC	as of **December 31, 2017**

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER-DEALERS UNDER RULE 15c3-3 (continued)

EXEMPTIVE PROVISIONS

28. If an exemption from Rule 15c3-3 is claimed, identity below the section upon which such exemption is based (check one only)

A. (k) (1)–$2,500 capital category as per Rule 15c3-1		[4550]
B. (k) (2)(A)–"Special Account for the Exclusive Benefit of customers" maintained		[4560]
C. (k) (2)(B)– All customer transactions cleared through another broker-dealer on a fully disclosed basis. Name of clearing firms ____ [4335]		[4570]
D. (k) (3)–Exempted by order of the Commission		[4580]

Information for Possession or Control Requirements Under Rule 15c3-3

State the market valuation and the number of items of:

1. Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3. Notes A and B	-	[4586]
A. Number of items	-	[4587]
2. Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3. Notes B, C and D	-	[4588]
A. Number of items	-	[4589]
	OMIT PENNIES	

3. The system and procedures utilized in complying with the requirement to maintain physical possession or control of customers' fully paid and excess margin securities have been tested and are functioning in a manner adequate to fulfill the requirements of Rule 15c3-3

YES ____ [4584] NO ____ [4585]

NOTES

A. Do not include in item one customers' fully paid and excess margin securities required by Rule 15c 3-3 to be in possession or control but for which no action i is required by the Respondent as of the report date or required action was taken by respondent within the time frames specified under Rule 15c3-3.

B. State separately in respond to items one and two whether the securities reported in response thereto were subsequently reduced to possession or control by the respondent.

C. Be sure to include in item two only items not arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

D. Item two must be responded to only with report which is filed as of the date selected for the broker's or dealer's annual audit of financial statements, whether or not such date is the end of a calendar quarter. The response to item two should be filed within 60 calendar days after such date, rather than with the remainder of this report. This information may be required on a more frequent basis by the Commission or the designated examining authority in accordance with Rule 17a-5(a)(2)(iv).

FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2017**

COMPUTATION FOR DETERMINATION OF PAIB RESERVE REQUIREMENTS FOR BROKER-DEALERS

CREDIT BALANCES

1.	Free credit balances and other credit balances in proprietary accounts of introducing brokers (PAIB)	$ -	[2110]		
2.	Monies borrowed collateralized by securities carried PAIB	-	[2120]		
3.	Monies payable PAIB securities loaned (see Note 2-PAIB)	-	[2130]		
4.	PAIB securities failed to receive	-	[2140]		
5.	Credit balances in firm accounts which are attributable to principal sales to PAIB	-	[2150]		
6.	Other (List)	-	[2160]		
7.	TOTAL PAIB CREDITS			$ -	[2170]

DEBIT BALANCES

8.	Debit balances in PAIB excluding unsecured accounts and accounts doubtful of	$ -	[2180]		
9.	Securities borrowed to effectuate short sales by PAIB and securities borrowed to make delivery on PAIB securities failed to deliver	-	[2190]		
10.	Failed to deliver PAIB securities not older than 30 calendar days	-	[2200]		
11.	Margin required and on deposit with the Options Clearing Corporation for all option contracts written or purchased in PAIB accounts		[2210]		
12.	Other (List)		[2220]		
13.	TOTAL PAIB DEBITS			$ -	[2230]

RESERVE COMPUTATION

14.	Excess of total PAIB debits over total PAIB credits (line 13 less line 17)	$ -	[2240]
15.	Excess of total PAIB credits over total PAIB debits (line 7 less line 13)	-	[2250]
16.	Excess debits in customer reserve formula computation		[2260]
17.	PAIB Reserve requirement (line 15 less line 16)	-	[2270]
18.	Amount held on deposit in "Reserve Bank Account(s)", including ________ [2275] value of qualified securities, at end of reporting period	-	[2280]
19.	Amount of deposit (or withdrawal) including ________ [2285] value of qualified securities	-	[2290]
20.	New amount in Reserve Bank Account(s) after adding deposit or subtracting ________ [2295] value of qualified securities	$ -	[2300]
21.	Date of deposit (MMDDYY)		[2310]

FREQUENCY OF COMPUTATION

Daily	________	[2315]
Weekly	________	[2320]
Monthly	________	[2330]

Note: There are no material differences between the audited computation for determination of PAIB reserve requirements and that per the Company's unaudited FOCUS report as filed.

SUPPLEMENT TO
FINANCIAL AND OPERATIONAL COMBINED UNIFORM SINGLE REPORT
PART III

BROKER OR DEALER: **CSS, LLC** as of **December 31, 2017**

COMPUTATION OF CFTC MINIMUM NET CAPITAL REQUIREMENT

A. Risk-Based Requirement

i.	Amounts of Customer Risk Maintenance Margin requirement	$	[7415]		
ii.	Enter 8% of line A.i			$	[7425]
iii.	Amount of Non-Customer Risk Maintenance Margin requirement	$	[7435]		
iv.	Enter 8% of line A.iii			$	[7445]
v.	Add lines A.ii and A.iv			$	[7455]

B.	Minimum Dollar Amount Requirement	$ 1,000,000	[7465]		
C.	Other NFA Requirement	$	[7465]		
D.	Minimum CFTC Net Capital Requirement Enter the greater of line A.v or B)			$ 1,000,000	[7490]

Note: If amount on Line C (7490) is greater than minimum net capital requirement computed in Item 3760, then enter this greater amount in Item 3760. The greater of the amount required By SEC or CFTC is the minimum net capital requirement.

CFTC Early Warning Level $ 1,500,000 [7495]

Note: If the Minimum CFTC Net Capital Requirement computed on Line D (7490) is the:

(1) Risk Based Requirement, enter 110% of Line A (7455) or

(2) Minimum Dollar Amount Requirement, enter 150% of Line B (7465) or

(3) Other NFA Requirement, enter 150% of Line C (7475)

R&J

RYAN & JURASKA LLP
Certified Public Accountants

141 West Jackson Boulevard
Chicago, Illinois 60604

Tel: 312.922.0062
Fax: 312.922.0672

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of CSS, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) CSS, LLC (the Company) stated that it may file an Exemption Report because the Company had no obligations under 17 C.F.R. §240.15c3-3 (the "exemption"); and (2) the Company stated that it had no obligations under 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year ended December 31, 2017 without exception. The Company's management is responsible for compliance with the exemption and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, therefore, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, as the Company had no obligations under Rule 15c3-3 under the Securities Exchange Act of 1934.

Ryan & Juraska LLP

Chicago, Illinois
February 27, 2018

CSS, LLC
175 West Jackson Blvd.
Suite 440
Chicago, Illinois 60604
312.542.8534

Rule 15c3-3 Exemption Report

CSS, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d) (1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company had no obligations under 17 C.F.R. § 240.15c3-3 throughout the most recent fiscal year ending December 31, 2017 without exception.

The above statements are true and correct to the best of my knowledge and belief.

John R. Gordon
Chief Financial Officer

February 27, 2018

CSS, LLC

STATEMENT OF FINANCIAL CONDITION AND SUPPLEMENTARY SCHEDULES
PURSUANT TO SEC RULE 17a-5(d)

December 31, 2017
AVIALABLE FOR PUBLIC INSPECTION